Exhibit 99.1

BriaCell Adds Pioneering Immunologist and Cancer Immunotherapy Expert, Suzanne Ostrand-Rosenberg, Ph.D., to its Scientific Advisory Board

NEW YORK and VANCOUVER, British Columbia, November 5, 2021— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX-V:BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer and other cancers, announces the addition of Suzanne Ostrand-Rosenberg, Ph.D. to its Scientific Advisory Board.

Dr. Ostrand-Rosenberg has more than 40 years of experience leading investigations focused on the immune system’s response to cancer. She is currently the Robert & Jane Meyerhoff Professor of Biochemistry, Emeritus, and Professor of Biological Sciences, Emeritus, University of Maryland Baltimore County, Baltimore, MD, and has been working with the University since 1977. She was also appointed as the Adjunct Professor of Pathology, Huntsman Cancer Institute (HCI), University of Utah, Salt Lake City, UT, in 2018.

“I am delighted to welcome Suzanne to our world class Scientific Advisory board. I look forward to her insights utilizing her rich scientific background to advance our novel pipeline of immunotherapies for cancer,” said Dr. Bill Williams, President and CEO of BriaCell.

In the 1980s and 1990s, Dr. Ostrand-Rosenberg and her team were instrumental in demonstrating the importance of CD4+ T-helper lymphocytes. Since 1990, her team has pioneered studies on myeloid-derived suppressor cells (MDSCs) in fighting cancer and has led the development of novel cell-based immuno-therapeutics. Additionally, Dr. Ostrand-Rosenberg’s research on the Programmed Death Ligand 1 pathway (PD-L1) resulted in the discovery of two novel anti-PD-L1 therapeutics.

“I am intrigued with BriaCell’s early clinical data showing destruction of tumor cells in patients with advanced breast cancer without serious side effects,” said Dr. Ostrand-Rosenberg. “I also share the same passion and mission as BriaCell’s Management team to develop effective immunotherapies for cancer patients. I am delighted to join BriaCell’s Scientific Advisory Board to help the BriaCell team achieve its goals.”

Dr. Ostrand-Rosenberg has served as an editor of multiple immunology and cancer journals, has regularly reviewed grants for national and international scientific organizations, and has served on the NCI Board of Scientific Counselors. One of her team’s publications was recognized as the most cited publication in the Journal of Immunology in 2021. She has been the recipient of numerous scientific awards, including Distinguished Lecturer, German Cancer Research Center (DKFZ), Heidelberg in 2012 and Distinguished Fellow of the American Association of Immunologists in 2020. She was appointed by Maryland’s governor to the State of Maryland Human Stem Cell Commission from 2007-2013.

Dr. Ostrand-Rosenberg obtained her BA in Biology from Barnard College of Columbia University and her Ph.D. in Immunology from California Institute of Technology and completed her postdoctoral studies in Immunology at Johns Hopkins University.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com/.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under “Risks and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:

William V. Williams, MD

President & CEO

1-888-485-6340

info@briacell.com

Media Relations:

Jules Abraham

Director of Public Relations

CORE IR

917-885-7378

julesa@coreir.com

Investor Relations Contact:

CORE IR

investors@briacell.com